ENCORE ACQUISITION COMPANY
777 Main Street, Suite 1400
Fort Worth, Texas 76102
November 13, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Encore Acquisition Company
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the quarter ended March 31, 2007
Filed May 10, 2007
Form 10-Q for the quarter ended June 30, 2007
Filed August 9, 2007
File No. 1-16295
     This memorandum sets forth the responses of Encore Acquisition Company (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 31, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and its Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007 (File No. 1-16295). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
General
Controls and Procedures
1.	In each of your filings you disclose that your officers have concluded that your disclosure controls and procedures were effective “to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.” Item 307 of Regulation S-K requires you to disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officers’ conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these additional items.

Please confirm for us that your officers’ conclusions in regard to the effectiveness of your disclosure controls and procedures for the periods ending on December 31, 2006, March 31, 2007 and June 30, 2007 were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act. Please also confirm that you will revise your disclosure in future filings so that your officers consider all of the items included within the definition of disclosure controls and procedures.

Response:

The Company hereby confirms its principal executive and financial officers’ conclusions in regard to the effectiveness of the Company’s disclosure controls and procedures for the periods ending on December 31, 2006, March 31, 2007 and June 30, 2007 were effective in accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act. In addition, the Company hereby confirms that it will revise its future filings under the Exchange Act to make clear that its officers consider all of the items included within the definition of disclosure controls and procedures.
Form 10-Q for quarter ended June 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity
Debt Covenants, page 39
2.	We note your disclosure that at June 30, 2007, EEPO was in violation of the EEPO Credit Agreement covenant that requires it to maintain a ratio of consolidated EBITDA (as defined in the EEPO Credit Agreement) to the sum of consolidated net interest expense plus letter of credit fees of not less than 2.5 to 1.0, and that EEPO requested and obtained a waiver from the bank syndicate for the June 30, 2007 violation. With a view toward disclosure in your filings, tell us the nature and extent of the waiver. For example, tell us if this is a one-time waiver or a waiver of any and all violations of the consolidated EBITDA ratio. Tell us what EEPO’s actual ratio was and the amount outstanding under the EEPO Credit Agreement at June 30, 2007. Tell us whether any consideration was paid to the bank syndicate for obtaining their waiver, and what actions EEPO or Encore must take in order to remain in good standing under the EEPO Credit Agreement. Finally, please tell us the consequences if EEPO should continue to fail to meet the ratio in the future.

Response:

As disclosed on page 13 of the Company’s Form 10-Q for the quarter ended June 30, 2007, EEPO had $115 million outstanding under the EEPO Credit Agreement as of June 30, 2007. As of that date, EEPO had a ratio of consolidated EBITDA (as defined in the

EEPO Credit Agreement) to the sum of consolidated net interest expense plus letter of credit fees of 2.0 to 1.0. On August 9, 2007, EEPO received a one-time limited waiver of its failure to maintain the ratio. The bank syndicate did not receive any consideration in exchange for the waiver.
EEPO’s failure to maintain the interest coverage ratio as of June 30, 2007 resulted from a high level of borrowings outstanding prior to the September 2007 initial public offering of Encore Energy Partners LP, which in turn caused the amount of consolidated net interest expense to be unusually high. The proceeds of the initial public offering were used to repay $126.4 million of subordinated, related party borrowings by EEPO (including $6.4 million of accrued interest) and approximately $43.5 million of borrowings under the EEPO Credit Agreement. As a result of such repayments, the reasons for EEPO’s failure to maintain the required ratio as of June 30, 2007 no longer exist.

On August 22, 2007, the EEPO Credit Agreement was amended to separate the interest coverage ratio into two components as follows:
•	EEPO must maintain a ratio of consolidated EBITDA to the sum of consolidated net interest expense plus letter of credit fees of not less than 1.5 to 1 (the “Total Ratio”); and

•	EEPO must maintain a ratio of consolidated EBITDA to consolidated senior interest expense of not less than 2.5 to 1.0 (the “Senior Ratio”).
EEPO sought an amendment of the interest coverage ratio to avoid a possible breach of the EEPO Credit Agreement in the event the initial public offering did not occur. In effect, the amendment excluded interest expense attributable to related party borrowings from the calculation of the Senior Ratio and included interest expense attributable to related party borrowings in the calculation of the Total Ratio. The lenders received an amendment fee of $125,000 in exchange for agreeing to the amendment.

If EEPO fails to meet the financial covenants contained in the EEPO Credit Agreement in the future, EEPO must seek a new waiver from the bank syndicate to avoid being in default under the EEPO Credit Agreement. If an event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require Bank of America, N.A. to declare all amounts outstanding under the EEPO Credit Agreement to be immediately due and payable.

EEPO expects to satisfy the financial covenants under the EEPO Credit Agreement in the future and was in compliance with all such covenants as of September 30, 2007.

The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or need additional information, please contact Robert C. Reeves, Chief Financial Officer of Encore Acquisition Company, at (817) 339-0918 or Sean T. Wheeler of Baker Botts L.L.P. at (713) 229-1268.

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